Exhibit 99.2

AcuityAds Holdings Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

Dated August 10, 2021

70 University Ave

Suite 1200

Toronto, ON M5J 2M4

www.acuityads.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Management’s discussion & analysis

This Management’s Discussion and Analysis (“MD&A”) explains the variations in the consolidated operating results and financial position and cash flows of AcuityAds Holdings Inc. (“AcuityAds” or the “Company”) as at and for the three and six months ended June 30, 2021. This analysis should be read in conjunction with AcuityAds’ condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and related notes (the “Condensed Interim Consolidated Financial Statements”). The Condensed Interim Consolidated Financial Statements and extracts of those Condensed Interim Consolidated Financial Statements provided in this MD&A, were prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, using the accounting policies described therein. As a result of the rounding of dollar differences, certain total dollar amounts in this MD&A may not add exactly to their constituent amounts. All amounts are presented in Canadian dollars unless otherwise indicated. Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear. Readers are cautioned that this MD&A contains certain forward-looking information. (Please see the “Forward Looking Statements” section below for a discussion of the use of such information in this MD&A).

The Condensed Interim Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries AcuityAds Inc., AcuityAds US Inc., 140 Proof Inc., and ADman Interactive S.L.U. All intercompany balances and transactions have been eliminated on consolidation.

The information in this report is dated as of August 10, 2021.

Non-IFRS Financial Measures

This MD&A includes certain measures which are not defined terms in accordance with IFRS such as “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA”.

The term “Net Revenue” refers to the net amount of revenue after deducting direct media costs. Net Revenue is used for internal management purposes as an indicator of the performance of the Company’s solution in balancing the goals of delivering excellent results to advertisers while meeting the Company’s margin objectives and, accordingly the Company believes it is useful supplemental information to include in this MD&A. The term “Net Revenue margin” refers to the amount that “Net Revenue” represents as a percentage of total revenue for a given period.

“Adjusted EBITDA” refers to net income after adjusting for finance costs, impairment loss, fair value gain, income taxes, foreign exchange (gain) loss, depreciation and amortization, share-based compensation, acquisition and related integration costs, severance expenses and adjustments to the carrying value of investment tax credits receivable. The Company believes that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities before taking into consideration how those activities are financed and taxed and also prior to taking into consideration depreciation of property and equipment and certain other items listed above. It is a key measure used by the Company’s management and board of directors to understand and evaluate the Company’s operating performance, to prepare annual budgets and to help develop operating plans.

“Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” are not measures of performance under IFRS and should not be considered in isolation or as a substitute for comprehensive income (loss) prepared in accordance with IFRS or as a measure of operating performance or profitability. “Net Revenue”, “Net Revenue margin”, and “Adjusted EBITDA” do not have a standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A that are not current or historical factual information may constitute “forward-looking” statements within the meaning of applicable securities laws, regarding, among other things, the beliefs, plans, objectives, strategies, estimates, intentions or expectations of the Company, including as they relate to its financial results and its projected total revenue growth, its ability to execute on its investing and business strategies, the benefits of the illumin platform, and the effect of the COVID-19 pandemic on the Company’s business and operations. When used in this MD&A, forward looking statements can be identified by the use of words such as “may”, or by such words as “will”, “intend”, “believe”, “estimate”, “consider”, “expect”, “anticipate”, and “objective” and similar expressions or variations of such words. Forward-looking statements are, by their nature, not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. No representation or warranty is intended with respect to anticipated future results, or that estimates or projections will be sustained. Forward-looking information is provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operations. Forward-looking information may not be appropriate for other purposes.

In developing the forward-looking statements in this MD&A, the Company has applied several material assumptions, including the availability of financing on reasonable terms, and general business and economic conditions. The existence of the COVID-19 pandemic creates a unique environment in which to consider the likelihood of forward-looking statements being accurate, and given the evolving circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the adverse impact of the pandemic will be on the global and domestic economy, the business, operations and financial position of the Company’s clients and the business, operations and financial position of the Company. Many risks, uncertainties and other factors could cause the actual results of AcuityAds to differ materially from the results, performance, achievements or developments expressed or implied by forward-looking statements that are contained in this MD&A. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, use of cookies, demand for the Company’s products and services, the Company’s ability to retain existing customers and attract new customers, including under the illumin platform; the Company’s ability to expand into additional advertising channels and expand its customer base in Canada, the U.S. and globally; the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied in these forward-looking statements. In addition, the effects of COVID-19, including the duration, spread and severity of the pandemic, create additional risks and uncertainties for the Company. In particular, the impact of the virus and government authorities’ and public health officials’ responses thereto may affect the Company’s actual results, performance, prospects or opportunities; domestic and global credit and capital markets and the Company’s ability to access capital on favourable terms, or at all; and the health and safety of the Company’s employees.

Any financial outlook and future-oriented financial information (as defined in applicable securities laws) contained in this MD&A regarding prospective financial performance, financial position or cash flows, is based on assumptions about future economic conditions or courses of action based on management’s assessment of the relevant information that is currently available. Future-oriented financial information contains forward-looking information and is based on a number of material assumptions and factors, as are set out above. The actual results of the Company’s operations for any period will likely vary from the amounts set forth in these projections and such variations may be material. Actual results will vary from projected results. Readers are cautioned that any such financial outlook and future-oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties elsewhere in this MD&A, actual events may differ materially from current expectations. These risks and uncertainties include, among other things, the factors discussed in “Risk Factors” section of this MD&A and under the “Risk Factors” section of the Annual Information Form of the year ended December 31, 2020 (“2020 AIF”) available on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in the MD&A are expressly qualified in their entirety by this cautionary statement.

OVERVIEW

AcuityAds is a technology company that enables marketers to connect intelligently with audiences across video, mobile, social and online display advertising campaigns. AcuityAds’ programmatic marketing platform (the “Programmatic Marketing Platform”), powered by proprietary machine learning technology, is at the core of its business, accompanied by proprietary solutions for analytics-led video and mobile targeting that leverages data.  AcuityAds empowers marketers by offering near real-time reporting and analytics, bringing accountability to programmatic advertising to deliver business results and help solve some of the key challenges that digital advertisers face.  AcuityAds is headquartered in Toronto and has offices in the U.S., Canada, Spain and throughout Latin America.  Its key customers include both advertising agencies and brands, including large Fortune 500 enterprises and small- to mid-sized businesses.

AcuityAds’ technology enables programmatic advertising, which is the automated buying and selling of advertising inventory electronically. The Programmatic Marketing Platform is based on proprietary machine learning technology, the branch of artificial intelligence involving systems that learn from data inputs and outputs and can perform actions without the need for explicit programming.  The Programmatic Marketing Platform has the capability to process billions of bid requests on a daily basis.

The Programmatic Marketing Platform allows advertisers to purchase online advertisements in real-time using an ad-buying method whereby open online ad spots (called impressions) are traded via auctions on digital exchanges at market clearing prices in milliseconds. AcuityAds purchases impressions on behalf of advertisers through agreements with publishers directly and through agreements with supply side platforms (“SSPs”) and exchanges. Its technology platform benefits advertisers by enabling them to target audience segments based on a variety of first, second, and third-party data as well as manage their real-time bids for the advertising inventory most relevant for their campaigns. Real-time reporting enables advertisers to monitor relevant performance metrics and adjust budget allocations to optimize for audience reach and ad frequency and business outcomes (key performance indicators (“KPIs”)).

In October 2020, AcuityAds officially launched illumin™, the next generation advertising automation technology, that offers advertisers the ability to plan, buy, optimize and report on omnichannel advertising programs from a single, intuitive user-interface. Advertisers can now map consumer journey playbooks across devices and communication channels, and execute in real-time using programmatic technology. illumin enables delivery of custom creative advertising based on audience receptivity (time, place and context), which has proven to increase both efficiency and overall return on advertising investments. For the three and six months ended June 30, 2021 revenue derived from illumin was $5,223,96 and $8,429,555 compared to no revenue in the comparable 2020 periods.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

RESULTS OF OPERATIONS

Significant developments during the three and six months ended June 30, 2021 and to the date of this report include the following:

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic, which continues to spread throughout Canada and economies around the world. To date, the Canadian and U.S. governments as well as businesses have mandated various measures, including: travel restrictions, restrictions on public gatherings, stay-at-home orders and advisories, and the quarantine of people who may have been exposed to the virus. In response, AcuityAds has changed its work environment and made arrangements to ensure compliance with all applicable health authority regulations.

Despite the COVID-19 pandemic and the Company’s changes to its work environment, AcuityAds continued to operate its business in the normal course. To date, none of the Company’s operations have closed down or have otherwise been materially affected by the COVID-19 pandemic. Certain of the Company’s offices have been subject to government-mandated lockdowns for some periods of time. However, the Company’s staff has been able to perform their functions remotely without meaningful reductions in the Company’s ability to service its customers.

Based on the most recent trends, the Company currently does not expect the COVID-19 pandemic will have a material impact on its future revenues, as more consumers are consuming media digitally as they work from home resulting in higher demand for digital advertising. The COVID-19 pandemic has not directly restricted the Company’s growth plans as the Company’s business is all online, the Company’s staff are generally able to work from home and demand for the Company’s products and services is growing as the Company’s customers increase their digital advertising budgets. However, there is a measure of uncertainty surrounding the COVID-19 pandemic, including the resurgence of COVID-19 infection rates and governmental and other reactions thereto. Accordingly, because the COVID-19 pandemic continues to evolve, it is possible that it could have a material impact on our revenues.

However, there are certain specific client segments, most notably the travel and entertainment industries, that have been more affected by the COVID-19 pandemic than other businesses. COVID-19 has affected the amount of revenues that we earn from our clients in these industries, and the continuation of the pandemic does have an impact on our growth from these clients. See “Risk Factors”.

During the twelve months ended December 31, 2020, the Company secured a $3 million commitment from the National Research Council’s Industrial Research Assistance Program (“IRAP”) that is expected to be paid between May 2020 and October 2021, subject to the Company meeting certain program requirements. The Company received $1,386,108 of this commitment during the twelve months ended December 31, 2020. During the three and six months ended June 30, 2021, the Company received $797,962 and $1,613,892, respectively, of this commitment, and those amounts were used to reduce technology costs on the Consolidated Statement of Income (loss) for the same period.

On June 10, 2021, the Company’s common shares were added to and began trading on the Nasdaq Capital Market.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

On June 14, 2021, the Company closed a public offering of common shares in the United States and Canada. A total of 5,665,025 common shares of AcuityAds were sold, including the exercise in full by the underwriters of their over-allotment option, at a price of US$10.15 (CAD$12.25) per share, for gross proceeds to the Company of US$57,500,003 (CAD$69,396,556). The offering was completed by a syndicate of underwriters. In consideration for their services, the underwriters received aggregate compensation equal to 5.5% of the gross proceeds of the offering. The Company incurred additional share issuance costs of $1,303,137 in connection with the offering which was recorded as a reduction of equity.

Results for the three and six months ended June 30, 2021 and 2020

The following table provides selected financial information from the consolidated statements of comprehensive income (loss) for the three and six months ended June 30, 2021 and 2020:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Revenue	30,285,222	$19,556,810	57,739,814	$43,772,410
By line of service:
Managed services	23,620,786	14,639,657	45,877,003	33,957,933
Self-service	6,664,436	4,917,153	11,862,811	9,814,477
By geography:
US	22,630,694	15,430,644	44,060,828	33,260,007
Canada	3,773,754	1,992,372	6,885,237	4,772,753
Other	3,880,774	2,133,794	6,793,749	5,739,650
Gross Profit (Net Revenue)	15,809,030	10,108,628	30,173,122	22,297,015
Adjusted EBITDA[1]	5,438,821	2,141,178	9,980,275	3,943,747
Income (loss) from operations	2,518,859	(478,423)	4,756,346	(1,081,688)
Net income	3,361,572	(1,600,405)	4,725,453	(1,395,630)
Net income per share (basic and diluted) [2]	0.06	(0.03)	0.08	(0.03)

(1)	As defined in “Non-IFRS Financial Measures”.
(2)	Exercisable options to purchase 830,037 (2020 – 2,005,502) common shares and nil (2020 – 356,178) warrants were outstanding as at June 30, 2021. The weighted average number of options and warrants were excluded from the calculation of diluted loss per share for the period ended June 30, 2021 and 2020 because their inclusion would have been anti-dilutive.

Three months ended June 30, 2021 and 2020

Revenue for the three months ended June 30, 2021 was $30,285,222, an increase of $10,728,412 from $19,556,810 for the three months ended June 30, 2020. Sales of the Company’s managed services platform for the three months ended June 30, 2021 were $23,620,786, an increase of $8,981,129 from $14,639,657 for the three months ended June 30, 2020. Sales of the Company’s self-service platform for the three months ended June 30, 2021 were $6,664,436, an increase of $1,747,283 from $4,917,153 for the three months ended June 30, 2020. The increase in total revenue for the three months ended June 30, 2021 was a result of the new illumin revenue stream and the implications of the COVID-19 pandemic on the 2020 results.

Revenue generated in the United States for the three months ended June 30, 2021 was $22,630,694, an increase of $7,200,050 from $15,430,644 for the three months ended June 30, 2020. Revenue generated in Canada for the three months ended June 30, 2021 was $3,773,754, an increase of $1,781,382 from $1,992,372 for the three months ended June 30, 2020. Other revenue increased from $2,133,794 to $3,880,774 during the three months ended June 30, 2021.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Adjusted EBITDA for the three months ended June 30, 2021 was $5,438,821, an increase of $3,297,643 from $2,141,178 for the three months ended June 30, 2020. The year-over-year increase in Adjusted EBITDA was primarily attributable to higher net revenues and management’s focus on cost containment. Net income for the three months ended June 30, 2021 was $3,361,572, an increase of $4,961,977 from a net loss of $1,600,405 for the three months ended June 30, 2020. The increase in net income was primarily due to higher net revenues and management’s focus on cost containment.

Six months ended June 30, 2021 and 2020

Revenue for the six months ended June 30, 2021 was $57,739,814, an increase of $13,967,404 from $43,772,410 for the six months ended June 30, 2020. Sales of the Company’s managed services platform for the six months ended June 30, 2021 were $45,877,003, an increase of $11,919,070 from $33,957,933 for the six months ended June 30, 2020. Sales of the Company’s self-service platform for the six months ended June 30, 2021 were $11,862,811, an increase of $2,048,334 from $9,814,477 for the six months ended June 30, 2020. The increase in total revenue for the six months ended June 30, 2021, was a result of the new illumin revenue stream and the implications of the COVID-19 pandemic on the 2020 results.

Revenue generated in the United States for the six months ended June 30, 2021 was $44,060,828, an increase of $10,800,821 from $33,260,007 for the six months ended June 30, 2020. Revenue generated in Canada for the six months ended June 30, 2021 was $6,885,237, an increase of $2,112,484 from $4,772,753 for the six months ended June 30, 2020. Other revenue increased from $5,739,650 to $6,793,749 during the six months ended June 30, 2021.

Adjusted EBITDA for the six months ended June 30, 2021 was $9,980,275, an increase of $6,036,528 from $3,943,747 for the six months ended June 30, 2020. The year-over-year increase in Adjusted EBITDA was primarily attributable to higher net revenues and management’s focus on cost containment. Net income for the six months ended June 30, 2021 was $4,725,453, an increase of $6,121,083 from a net loss of $1,395,630 for the six months ended June 30, 2020. The increase in net income was primarily due to higher net revenues and management’s focus on cost containment.

The Company’s revenues and operating results may vary from quarter to quarter as a result of a variety of factors, some of which are outside of the Company’s control, including seasonality and cyclicality, and, in fiscal 2021, the implications of the current COVID-19 pandemic.

Seasonality may be affected by customer mix, such that retail advertisers may concentrate their advertising spending with AcuityAds in the fourth quarter while entertainment advertisers may concentrate their spending to coincide with the launch and display of content, such as television shows or movies. The Company’s rapid growth has led to fluctuating overall operating results due to investments in AcuityAds’ sales and marketing and research and development from quarter to quarter and increases in employee headcount. As a result of these factors, one quarter’s operating results are not necessarily indicative of a future quarter’s operating results.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Net Revenue

The following table sets out a reconciliation of Net Revenue to Revenue for each of the periods indicated:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Revenue	$30,285,222	$19,556,810	$57,739,814	$43,772,410
Media costs	14,476,192	9,448,182	27,566,692	21,475,395
Net Revenue	15,809,030	10,108,628	30,173,122	22,297,015
Net Revenue margin	52.2%	51.7%	52.3%	50.9%

Three months ended June 30, 2021 and 2020

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the three months ended June 30, 2021 media costs were $14,476,192 compared to $9,448,182 for the three months ended June 30, 2020. The increase of $5,028,010 in media costs was attributable to the increased revenue during the period. Net revenue margin was 52.2% for the three months ended June 30, 2021 compared to 51.7% for the three months ended June 30, 2020.

Six months ended June 30, 2021 and 2020

Media costs comprise advertising impressions that the Company purchased from real-time advertising exchanges or through other third parties. For the six months ended June 30, 2021, media costs were $27,566,692 compared to $21,475,395 for the six months ended June 30, 2020. The increase of $6,091,297 in media costs was attributable to the increased revenue during the period. Net revenue margin was 52.3% for the six months ended June 30, 2021 compared to 50.9% for the six months ended June 30, 2020.

Reconciliation of net income to Adjusted EBITDA for the three and six months ended June 30, 2021 and 2020

The following table presents a reconciliation of Net Income to Adjusted EBITDA for the periods indicated:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Net income for the period	$3,361,572	$(1,600,405)	$4,725,453	$(1,395,630)
Adjustments:
Finance costs	258,974	450,644	533,854	1,053,036
Foreign exchange (gain) loss	(1,303,044)	632,594	(734,561)	(881,702)
Depreciation and amortization	1,261,634	2,256,647	2,644,660	4,422,991
Income taxes	201,357	38,743	231,600	142,608
Share-based compensation	1,624,119	89,692	2,488,511	232,816
Severance expenses	34,209	74,127	90,758	170,492
Non recurring expenses	-	199,136	-	199,136
Total adjustments	2,077,249	3,741,583	5,254,822	5,339,377
Adjusted EBITDA	$5,438,821	$2,141,178	$9,980,275	$3,943,747

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Three months ended June 30, 2021 and 2020

Adjusted EBITDA for the three months ended June 30, 2021 was $5,438,821 compared to $2,141,178 for the three months ended June 30, 2020. The year-over-year increase of $3,297,642 in Adjusted EBITDA was primarily attributable to higher net revenues and management’s focus on cost containment.

Six months ended June 30, 2021 and 2020

Adjusted EBITDA for the six months ended June 30, 2021 was $9,980,275 compared to $3,943,747 for the six months ended June 30, 2020. The year-over-year increase of $6,036,528 in Adjusted EBITDA was primarily attributable to higher net revenues and management’s focus on cost containment.

Operating Expenses, Finance Costs, and Foreign Exchange

The following table summarizes various expenses for the three and six months ended June 30, 2021 and 2020:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Sales and marketing	$5,167,203	$3,751,002	$9,721,227	$8,579,928
Technology	3,342,054	2,823,182	7,135,424	6,876,204
General and administrative	1,895,161	1,666,528	3,426,954	3,266,764
Share-based compensation	1,624,119	89,692	2,488,511	232,816
Depreciation and amortization	1,261,634	2,256,647	2,644,660	4,422,991
Finance costs	258,974	450,644	533,854	1,053,036
Foreign exchange (gain) loss	(1,303,044)	632,594	(734,561)	(881,702)

Sales and marketing expenses

Sales and marketing expenses consist of all costs associated with selling and marketing the Company’s services and products. The costs include all salary and benefit costs, personnel costs, commissions and variable compensation, travel, marketing, payroll taxes and employee health and related benefit expenses, for the sales, marketing, and account management teams. Sales and marketing expenses for the three months ended June 30, 2021 were $5,167,203, an increase of $1,416,201 compared to the same period of the prior year. The year-over-year increase was primarily related to an increase in total revenue. Sales and marketing expenses represented 17% of revenue for the three months ended June 30, 2021, compared to 19% for the same period of the prior year.

Sales and marketing expenses for the six months ended June 30, 2021 were $9,721,227, an increase of $1,141,299 compared to the same period of the prior year. The year-over-year increase was primarily related to an increase in total revenue. Sales and marketing expenses represented 17% of revenue for the six months ended June 30, 2021, compared to 20% for the same period of the prior year.

Technology

Technology expenses consist of all costs associated with increasing the Programmatic Marketing Platform’s effectiveness and efficiency. The majority of such costs comprise of salary and benefit costs and costs associated with housing the required computer equipment. Technology expenses for the three months ended June 30, 2021 were $3,342,054, an increase of $518,872 compared to the same period of the prior year. Excluding government grants, during the three months ended June 30, 2021, technology expenses increased by $363,478 compared to the same period from the prior year. Excluding government grants, for the three months ended June 30, 2021, technology expenses represented 14% of revenue compared to 19% for the same period of the prior year.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

During the three months ended June 30, 2021, the Company received $797,962 in government grants related to technology from IRAP.

Technology expenses for the six months ended June 30, 2021 were $7,135,424, an increase of $259,220 compared to the same period of the prior year. Excluding government grants, during the six months ended June 30, 2021, technology expenses increased by $658,827 compared to the same period from the prior year. Excluding government grants, for the six months ended June 30, 2021, technology expenses represented 15% of revenue compared to 18% for the same period of the prior year.

During the six months ended June 30, 2021, the Company received $1,613,892 in government grants related to technology from IRAP.

General and administrative

General and administrative expenses include salaries and benefits of the administrative staff, occupancy costs, public company fees, insurance, professional fees, and supplies. General and administrative expenses for the three months ended June 30, 2021 were $1,895,161, an increase of $228,633 compared to the same period of the prior year. For the three months ended June 30, 2021, general and administrative expenses represented 6% of revenue compared to 9% for the same period of the prior year.

General and administrative expenses for the six months ended June 30, 2021 were $3,426,954, an increase of $160,190 compared to the same period of the prior year. For the six months ended June 30, 2021, general and administrative expenses represented 6% of revenue compared to 7% for the same period of the prior year.

Share-based compensation

Share-based compensation expenses for the three months ended June 30, 2021 were $1,624,119, an increase of $1,534,427 compared to the same period of the prior year. Share-based compensation expenses for the six months ended June 30, 2021 were $2,488,511, an increase of $2,255,695 compared to the same period of the prior year. The increase in share-based compensation expense was related to an increase in share compensation granted in the three and six months ending June 30, 2021.

Depreciation and amortization

Depreciation and amortization for the three months ended June 30, 2021 were $1,261,634, a decrease of $995,013 compared to the same period of the prior year. Depreciation and amortization for the six months ended June 30, 2021 were $2,644,660 a decrease of $1,778,331 compared to the same period of the prior year. The year-over-year decrease was attributable to the lower intangible asset balance as a result of fully amortizing the asset in December 2020.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Finance costs

Finance costs for the three months ended June 30, 2021 were $258,974, a decrease of $191,670 compared to the same period of the prior year. Finance costs for the six months ended June 30, 2021 were $533,854, a decrease of $519,182 compared to the same period of the prior year. The decrease in finance costs was primarily due to the debt repayment during the period, resulting in a lower outstanding debt balance as compared to the same period of the prior year as well as the term loan interest rate decreasing from 12% to 3.85% as a result of the April 2020 debt refinancing with Silicon Valley Bank.

Foreign exchange (gain) (loss)

Foreign exchange gain (loss) consists of the realized and unrealized exchange differences due to fluctuations between the Canadian dollar, the U.S. dollar and the Euro. The Company recorded a net foreign exchange gain of $1,303,044 for the three months ended June 30, 2021 compared to a loss of $632,595 for the three months ended June 30, 2020.

The Company recorded a net foreign exchange gain of $734,561 for the six months ended June 30, 2021 compared to a gain of $881,702 for the six months ended June 30, 2020.

Historically, the Company has not hedged foreign currency transactions, but may elect to do so in the future if it is determined to be advantageous.

OUTLOOK

While the impact of the COVID-19 pandemic has created short-term uncertainty with respect to the Company’s revenues, Adjusted EBITDA and net income, the Company expects solid revenue and Adjusted EBITDA growth in 2021 compared to 2020.

See “Forward-Looking Information”.

Summary of Quarterly Results

The following unaudited table sets out selected financial information for the Company on a consolidated basis for the last eight most recently completed quarters. The unaudited quarterly information, other than Adjusted EBITDA, has been prepared in accordance with IFRS.

	Quarter Ended
	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sept 30, 2020	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sept 30, 2019
Revenue	$30,285,222	$27,454,592	$35,057,316	$26,064,322	$19,556,810	$24,215,600	$38,536,725	$26,864,507
Adjusted EBITDA	5,438,821	4,541,454	7,819,968	4,034,402	$2,141,178	$1,802,569	$6,012,050	$11,613,770
Net income (loss)	$3,361,572	$1,363,881	$4,165,399	$921,220	$(1,600,405)	$204,774	$1,995,245	$(1,360,006)
Net income (loss) per share:	$0.06	$0.03	$0.08	$0.02	$(0.03)	$0.00	$0.04	$(0.03)
Weighted average number of shares outstanding (000'S)	58,014,013	54,398,478	52,855,998	50,312,701	49,523,122	48,997,938	47,814,816	47,744,143

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

LIQUIDITY AND CAPITAL RESOURCES

Selected financial information from the statements of financial position as at June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	$93,399,362	$22,638,300
Working capital(1)	100,090,436	26,763,590
Total assets	140,399,301	72,433,499
Current liabilities	26,811,051	29,657,005
Other non-current liabilities	8,389,022	10,725,906
Shareholders’ equity	105,199,228	32,050,588

(1) Working capital is defined as current assets less current liabilities.

As at June 30, 2021, the Company had cash and cash equivalents and restricted cash of $93,399,362 compared to $22,638,300 as at December 31, 2020.

Cash flows generated from operations were $9,197,351 during the six months ended June 30, 2021 as compared to $9,295,426 during the six months ended June 30, 2020.

Cash flows used in investing activities were $129,570 during the six months ended June 30, 2021, compared to $3,231,405 during the six months ended June 30, 2020. The decrease was primarily due to a reduction in asset purchases compared to the prior-year period.

Cash flows generated from financing activities were $61,693,281 during the six months ended June 30, 2021, compared to cash used of $4,405,301 during the six months ended June 30, 2020. The increase was primarily due to the public equity offering completed during the period ended June 30, 2021.

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. While the Company currently has sufficient operating capital to meet its day-to-day operating expenses, it is possible that the Company could experience a working capital deficiency in the future, which would have a materially adverse effect on the Company’s liquidity.

Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional debt. There is no certainty that additional financing, whether debt or equity, will be available or that it will be available on commercially attractive terms. Additional information can be found in the Company’s Consolidated Financial Statements which are available on SEDAR at www.sedar.com

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Common Shares

Changes in the number of issued common shares from December 31, 2020 to June 30, 2021 are as follows:

Number of Common Shares
Balance December 31, 2020	53,422,024
Shares issued –Warrants exercised	39,821
Shares issued – Equity financing	5,665,025
Shares issued –Options exercised	683,317
Shares issued – DSU’s exercised	435,245
Shares issued – RSU’s exercised	189,834
Balance June 30, 2021	60,435,266

Preference Shares

While the Company is authorized to issue and unlimited number of preference shares, the Company has no preference shares issued and outstanding.

Stock Options

The Company presently issues stock options, deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (RSUs”) pursuant to its omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Prior to June 16, 2020, the Company issued stock options pursuant to its predecessor stock option plan (the “Stock Option Plan”) and DSUs pursuant to its predecessor deferred share unit plan (the “DSU Plan”). Although the Company no longer issues new stock options or DSUs pursuant to the predecessor Stock Option Plan and DSU Plan, respectively, previously issued stock options and DSUs remain outstanding and are governed by the existing plans under which they were initially issued.

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the stock option plan, the deferred share unit plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time. As at June 30, 2021, the Company was entitled to issue a maximum of 9,065,290 equity-based awards collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

The following table summarizes the continuity of stock options issued by the Company under the Stock Option Plan:

	June 30, 2021		June 30, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	1,865,519	1.69	3,409,886	1.45
Granted	3,333	1.06	330,000	1.46
Forfeited or cancelled	-	-	(710,052)	1.03
Exercised	(683,317)	1.45	(90,000)	0.78

Options outstanding – End of period	1,185,535	1.83	2,939,834	1.57

Options exercisable – End of period	830,037	2.04	2,005,502	1.72

The following table summarizes the continuity of stock options issued by the Company under the Omnibus Incentive Plan:

	June 30, 2021		June 30, 2020
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Options outstanding – Beginning of year	35,000	2.09	-	-
Granted	-	-	-	-
Forfeited or cancelled	-	-	-	-
Exercised	-	-	-	-

Options outstanding – End of period	35,000	2.09	-	-

Options exercisable – End of period	-	-	-	-

Deferred Share Units

During the three and six months ended June 30, 2021, the Company issued nil and nil (2020 – 71,593 and 204,008) DSUs to employees, officers, directors and consultants of the Company. During the three and six months ended June 30, 2021, 60,749 and 435,245 (2020 – 9,167 and 602,403) DSUs were exercised. As of June 30, 2021, the Company had 754,374 DSUs outstanding.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

Restricted Share Units

During the three and six months ended June 30, 2021, the Company issued 59,847 and 231,540 (2020 – nil and nil) RSUs to employees, officers, directors and consultants of the Company. During the three months ended June 30, 2021, nil and 189,834 (2020 – nil and nil) RSUs were exercised. As of June 30, 2021, the Company had 1,255,969 RSUs outstanding.

Warrants

For the three and six months ended June 30, 2021, the Company did not issue any warrants and during the same period, nil and 39,821 warrants were exercised. During the three and six months ended June 30, 2021, 800 and 800 warrants, respectively, were forfeited. As a result, as of June 30, 2021, the Company had no warrants outstanding.

CONTRACTUAL OBLIGATIONS

The following are the contractual maturities for the financial liabilities:

	June 30, 2021

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued Liabilities	22,045,671	22,045,671	22,045,671	-	-
International Loans	1,144,456	1,144,456	472,509	671,947	-
Term loans	6,856,648	7,028,431	2,401,338	4,627,093	-
Lease Obligations	5,153,298	5,740,709	1,891,533	3,849,176	-
	35,200,073	35,959,267	26,811,051	9,148,216	-

	December 31, 2020

	Carrying amount $	Total contractual cash flows $	Less than 1 year $	1 to 3 Years $	>3 years $
Accounts payable and accrued liabilities	23,232,661	23,232,661	23,232,661		-
International Loans	1,980,229	1,980,229	1,092,297	887,932	-
Term loans	8,278,004	8,710,774	2,481,550	6,229,224	-
Lease Obligations	6,892,017	7,315,497	3,366,199	3,949,298	-
	40,382,911	41,239,161	30,172,707	11,066,454	-

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material adverse effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended June 30, 2021, there were no transactions with related parties.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements and application of IFRS often involve management's judgment and the use of estimates and assumptions deemed to be reasonable at the time they are made. Significant assumptions and estimates used in preparing the financial statements include those related to credit quality of accounts receivable, income tax credits receivable, share-based payments, impairment tests for non-financial assets, as well as revenue and cost recognition. AcuityAds bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. The Company reviews estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which estimates are revised and may impact future periods as well. Other results may be derived with different judgments or using different assumptions or estimates and events may occur that could require a material adjustment. Significant accounting policies and estimates under IFRS are found in Note 2 of the Company’s Condensed Interim Consolidated Financial Statements which are available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

Recently adopted accounting pronouncements

For the six months ending June 30, 2021, the Company has not adopted any new accounting policies.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of AcuityAds is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) issued by the Canadian Securities Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) by others within those entities on a timely basis, particularly during the period in which the annual filings are being prepared, so that appropriate decisions can be made regarding public disclosure.

As required by NI 52-109, an evaluation of the adequacy of the design (quarterly) and effective operation (annually) of the Company’s disclosure controls and procedures was conducted under the supervision of management, including the CEO and CFO, as at December 31, 2020. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the system of disclosure controls and procedures were effective as at December 31, 2020.

There have been no changes to AcuityAds’ internal control over financial reporting during the six-months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, AcuityAds’ internal control over financial reporting.

AcuityAds Holdings Inc.

Management’s Discussion and Analysis for the three and six months ended June 30, 2021

OUTSTANDING SHARE DATA

As of August 9, 2021, 60,448,466 common shares and no preference shares were issued and outstanding. In addition, as of August 9, 2021, there were 1,179,668 stock options outstanding, each of which represents the right to acquire one common share, with exercise prices ranging from $0.96 to $4.60 per share. As at August 9, 2021, there were 754,374 DSUs outstanding under the Company’s DSU Plan, each of which represents the right to acquire one common share when the participant is no longer rendering service to the Company. As at August 9, 2021, there were 1,255,969 RSUs outstanding under the Company’s Omnibus Incentive Plan, each of which represents the right to acquire one common share when the participant is no longer rendering service to the Company. As at August 9, 2021, there were no warrants outstanding.

RISK FACTORS

AcuityAds is exposed to a variety of business risks, financial and accounting risks and industry risks in the normal course of operations. A detailed description of risk factors associated with the Company’s business is given in the “Risk Factors” section of the 2020 AIF dated March 1, 2021 which is available under the Company’s profile on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s AIF, is posted on SEDAR at www.sedar.com. The Company’s common shares are listed on the TSX under the symbol “AT” and the Nasdaq Capital Market under the symbol “ATY”.